UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*

                              Evergreen Solar, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   30033R 10 8
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                                 (CUSIP Number)

                               Robert W. Shaw, Jr.
                              c/o Arete Corporation
                                 P. O. Box 1299
                             Center Harbor, NH 03226
                                 (603) 253-9797

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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 10, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30033R108                                                 Page 2 of 11

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  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Robert W. Shaw, Jr.
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [X]

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  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States citizen
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  450,971 shares (1)
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                0 shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                450,971 shares (1)
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   0 shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        460,082 shares (1)
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        3.86%
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------
(1) Includes 37,921 shares issuable upon exercise of options within 60 days of November 1, 2003.

CUSIP No. 30033R108                                                 Page 3 of 11

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  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Micro-Generation Technology Fund, LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  0 shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                0 shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0 shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   0 shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        --
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 4 of 11

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  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Utech Climate Challenge Fund, L.P.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  0 shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                0 shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0 shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   0 shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        --
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 5 of 11

--------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Utech LLC
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        WC
--------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER

        SHARES                  0 shares
                           -----------------------------------------------------
      BENEFICIALLY         8    SHARED VOTING POWER

        OWNED BY                0 shares
                           -----------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

       REPORTING                0 shares
                           -----------------------------------------------------
        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                   0 shares
--------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0 shares
--------------------------------------------------------------------------------
 12     CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE
        INSTRUCTIONS)                                                        [ ]

--------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        --
--------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

CUSIP No. 30033R108                                                 Page 6 of 11

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, $.01 par value (the "Common Stock"), of Evergreen Solar, Inc. (the "Issuer") having its principal executive office at 259 Cedar Hill Street, Marlboro, MA 01752. This statement amends and restates the statements on Schedule 13D filed by the undersigned on March 31, 2003 and June 2, 2003 with respect to the Issuer.

Item 2.  Identity and Background.

         This statement is being filed by Dr. Robert W. Shaw, Jr. ("Dr. Shaw"), Micro-Generation Technology Fund, LLC ("MG"), Utech Climate Challenge Fund L.P. ("Climate Challenge") and Utech LLC, the successor to Utech Venture Capital Corporation ("Utech") (each a "Reporting Person" and collectively the "Reporting Persons").

Item 2(a)                    Item 2(b)                          Item 2(c)
---------                    ---------                          ---------

                                                          Citizenship or Place
Name of Person Filing        Address                         of Organization
---------------------        -------                         ---------------

Robert W. Shaw, Jr.          c/o Arete Corporation        United States citizen
                             P. O. Box 1299
                             Center Harbor, NH  03226

MG                           c/o Arete Corporation              Delaware
                             P. O. Box 1299
                             Center Harbor, NH  03226

Climate Challenge            c/o Arete Corporation              Delaware
                             P. O. Box 1299
                             Center Harbor, NH  03226

Utech                        c/o Arete Corporation              Delaware
                             P. O. Box 1299
                             Center Harbor, NH  03226

         Dr. Shaw is (i) the President of Arete Corporation, which is the manager of MG and Utech and (ii) the managing member of the general partner of Climate Challenge. In such capacities, he has sole dispositive power with respect to the shares of Common Stock held by MG, Climate Challenge and Utech. Dr. Shaw, therefore, may be deemed the beneficial owner of the shares of Common Stock directly owned by MG, Climate Challenge and Utech. Dr. Shaw disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The principal business of each of MG, Climate Challenge and Utech is to make investments.

         Dr. Shaw formerly served as general partner of the general partner of UVCC Fund II ("Fund II") and UVCC II Parallel Fund, L.P. ("Parallel Fund"). These funds dissolved on December 31, 2003.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30033R108                                                 Page 7 of 11

         On June 3, 2003, Utech distributed 483,555 shares of Common Stock to its investors. On November 10, 2003, (i) MG distributed 1,699, 934 shares of capital stock of the Issuer to its investors, (ii) Fund II distributed 672,264 shares of capital stock of the Issuer to its investors and (iii) Parallel Fund distributed 650,702 shares of capital stock of the Issuer to its investors. All of such shares consisted of Common Stock issued upon conversion of Series A Convertible Preferred Stock of the Issuer (the "Preferred Stock"), except that Dr. Shaw received aggregate distributions of 244,311 shares of Preferred Stock. On November 11, 2003, (i) Fund II distributed 110,854 shares of Common Stock to its investors, (ii) Parallel Fund distributed 110,854 shares of Common Stock to its investors and (iii) Climate Challenge distributed 93,945 shares of Common Stock to its investors.

         Following the transactions described above, each of the Reporting Persons is the record holder of or beneficially owns shares of Common Stock and options to purchase Common Stock as follows: (i) Dr. Shaw beneficially owns 460,082 shares of Common Stock (of which 37,921 shares are represented by options which are exercisable within 60 days of November 1, 2003, 41,245 shares are held by entities affiliated with Dr. Shaw and 9,111 shares are held by Dr. Shaw's wife) and (ii) entities affiliated with Dr. Shaw beneficially own an aggregate of 41,245 shares of Common Stock (of which 24,336 shares are held by MG and 16,909 shares are held by Climate Challenge. The number of shares of Common Stock held by Dr. Shaw includes 259,888 shares issuable as of December 31, 2003 upon conversion of Preferred Stock held by Dr. Shaw. The number of shares of Common Stock issuable upon conversion of such Preferred Stock equals the product of (i) the number of shares of preferred stock being so converted multiplied by (ii) the portion of (x) the sum of the Accreted Value (as defined in the Certificate of Designations for the Preferred Stock) plus all dividends accrued since the previous compounding date divided by (y) the Conversion Price.

CUSIP No. 30033R108                                                 Page 8 of 11

Item 3.  Source and Amount of Funds or Other Consideration.

         Dr. Shaw acquired his interests in the Reporting Person that originally purchased Common Stock or Preferred Stock using his personal funds. The other Reporting Persons acquired their Common Stock and Preferred Stock or interests therein using their working capital. The distributions by Utech, MG, Fund II, Parallel Fund and Climate Challenge were made by such entities to their investors without consideration. No part of the purchase price for the acquisition of the shares was represented by funds borrowed or otherwise obtained for the purchase of acquiring, holding, trading or voting such securities.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the shares of the Issuer for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of Common Stock. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

         (a) Dr. Shaw may be deemed to own beneficially 3.86% of the Common Stock, MG may be deemed to own beneficially .21% of the Common Stock and Climate Challenge may be deemed to own beneficially .14% of the Common Stock. Such percentages are calculated based upon 11,647,583 shares of Common Stock outstanding as of November 1, 2003, as adjusted to reflect the outstanding Preferred Stock and options held by Reporting Persons pursuant to Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. 30033R108                                                 Page 9 of 11

         (b) Information regarding the number of shares as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition is set forth below:

                  (i) sole power to vote or to direct the vote:

                           450,971 shares for Dr. Shaw (which includes 32,921 shares issuable upon exercise of options exercisable within 60 days of November 1, 2003 but does not include the 9,111 shares held by Dr. Shaw's wife); -0- shares for MG, -0- shares for Fund II, -0- shares for Parallel Fund, -0- shares for Climate Challenge and -0- shares for Utech.

                  (ii) shared power to vote or to direct the vote:

                           -0- shares for each Reporting Person

                  (iii) sole power to dispose or to direct the disposition:

                           450,971 shares for Dr. Shaw (which includes 32,921
                  shares issuable upon exercise of options within 60 days of November 1, 2003 but does not include the 9,111 shares held by Dr. Shaw's wife); -0- shares for MG, -0- shares for Fund II, -0- shares for Parallel Fund, -0- shares for Climate Challenge and -0- shares for Utech.

                  (iv) shared power to dispose or to direct the disposition:

                           -0- shares for each Reporting Person

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock in the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Not Applicable

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

CUSIP No. 30033R108                                                Page 10 of 11

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    December 31, 2003

/s/ Robert W. Shaw, Jr.
-----------------------------------------------------
Robert W. Shaw, Jr.


MICRO-GENERATION TECHNOLOGY FUND, LLC

By:  ARETE CORPORATION, Manager

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., President

UTECH CLIMATE CHALLENGE FUND, L.P.

By:  ARETE CLIMATE CHALLENGE PARTNERS, LLC

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., Managing Member

UTECH LLC

By:  ARETE CORPORATION, Manager

    By:  /s/ Robert W. Shaw, Jr.
         --------------------------------------------
         Robert W. Shaw, Jr., President